March 26, 2025

Stefan Chkautovich
Chief Financial Officer
Southern Missouri Bancorp, Inc.
2991 Oak Grove Road
Poplar Bluff, MO 63901

       Re: Southern Missouri Bancorp, Inc.
           Registration Statement on Form S-3
           Filed March 18, 2025
           File No. 333-285876
Dear Stefan Chkautovich:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Martin L. Meyrowitz, Esq.